Exhibit 99.14

Peter Flagel Director Gibbons P.C. One Pennsylvania Plaza 45th Floor, Suite 4515 New York, NY 10119 Direct: 212-613-2091 Fax: 212-554-9685 pflagel@gibbonslaw.com

July 18, 2024

VIA EMAIL

Procaps Group S.A. 9 Rue De Bitbourg L-1273 Luxembourg Grand Duchy of Luxembourg

Mr. Jose Antonio Vieira, Chief Executive Officer

Board of Directors:

Mr. Kyle P. Bransfield

Mr. Luis Fernando Castro

Mr. Jose Minski

Mr. Ruben Minski Gontovnik

Ms. Sandra Sanchez y Oldenhage

Mr. David Yanovich Wancier

Mr. Alberto Eguiguren Correa

Copies to:

Procaps Group S.A. 9 Rue De Bitbourg L-1273 Luxembourg Grand Duchy of Luxembourg	Ms. Marcela Carvajalino Pagano VP of Legal Affairs

Greenberg Traurig, P.A. 333 S.E. 2nd Avenue, Miami, FL 33131	Raffael Fiumara Shareholder
Arnaldo C. Rego, Jr. Shareholder

Re:	Procaps Groups S.A. Recent Events

Dear Mr. Vieira and Members of the board of directors (the “Board”),

We represent Hoche Partners Pharma Holding S.A. (“Hoche”), a key minority shareholder of Procaps Group S.A. (the “Company”). On behalf of Hoche, we have, on several occasions previously underscored our client’s serious concerns regarding the Company’s inability to comply with the most basis financial reporting obligations, the deteriorating corporate governance standards and long-term financial capabilities of the Company prompted by mismanagement.

Peter Flagel Director Gibbons P.C. One Pennsylvania Plaza 45th Floor, Suite 4515 New York, NY 10119 Direct: 212-613-2091 Fax: 212-554-9685 pflagel@gibbonslaw.com

Today we are writing, because there appear to exist also serious concerns that the CEO and most of the members of the Board (with the exception of our client’s designee, Mr. Alberto Eguiguren) are not acting in accordance with their fiduciary obligations to the Company and all shareholders, but instead mainly with the purpose of protecting the Company’s majority shareholder.

As you are aware, the genesis of the current catastrophic financial reporting situation of the Company was the non-disclosure of a loan in 2012 amounting to $2,500,000 made by the Company to a “related party” (the “Related Party Transaction”).

On May 1, 2024, via press release, the Company mentioned that it had appointed external advisors to investigate the Company’s historical accounting treatment and related disclosure issues regarding the Related Party Transaction. On May 14, 2024, again via press release, the Company notified Nasdaq and the Securities and Exchange Commission that it has been unable to finalize audited financial statements for the year ended December 31, 2023 to enable the Company to file its annual report on Form 20-F. Since May 16, 2024, the Company has been featured on Nasdaq’s list of noncompliant companies, for non-compliance with the requirements for continued listing because it did not timely file its annual report on Form 20-F for the year ended December 31, 2023.

We understand that the Company’s independent statutory auditor, Deloitte & Touche S.A.S. (“Deloitte”) has been conducting an internal investigation related to the Related Party Transaction since May 2024, and to date, almost three months later, not only has the Company still been unable to file its annual report on Form 20-F, but, in addition, the investigation has apparently yielded no conclusive results whatsoever. To the contrary, the Company announced in its Form 6-K filing on July 10, 2024 that Deloitte had withdrawn its audit report regarding the “…Company’s consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, issued on May 12, 2023…” because Deloitte could no longer continue to rely on representations made to Deloitte in the Company’s management representations letter. Deloitte Audit S.à r.l in Luxembourg followed suit yesterday, an unprecedented development for any Luxembourg company.

Deloitte’s unwillingness to issue its audit opinion for the Company’s 2023 financial statements, including the consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, based on being unable to rely on management representations, clearly reflects at lack of trust in the controlling shareholder. Related party transactions are generally not illegal, so long as they are ratified and properly accounted for and audited. In case of Procaps, however, in light of the auditors’ recent statements, you will agree that the only logical assumption is that the majority shareholder may have previously engaged in serious additional actions or misrepresentations that caused the auditors to express their lack of confidence. Our client has been informed accordingly by persons who have detailed knowledge of the underlying facts. The results are obviously catastrophic: Not only has the market seemingly lost confidence in Procaps, the Company’s share price has also eroded massively. In addition, the Company’s ability to obtain any additional financing is very likely in jeopardy and we would expect the Company to be in breach of its covenants as a result of its inability to provide audited financial statements at this time. The Company’s shares have lost of over 75% in value since the date of closing of its business combination in 2021. We believe that the lack of audited financial statements, coupled with the demonstrated decline in stock price is likely to make it unreasonably difficult for the Company to: (i) obtain additional capital and financing due to the increased cost of financing; and (ii) maintain existing financial covenants.

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Peter Flagel Director Gibbons P.C. One Pennsylvania Plaza 45th Floor, Suite 4515 New York, NY 10119 Direct: 212-613-2091 Fax: 212-554-9685 pflagel@gibbonslaw.com

Additionally, at this point it is clear that the Company’s financial statements used in connection with the business combination in 2021 are potentially materially inaccurate, which would expose the Company, the Board and management to liabilities to all investors involved in the business combination. Also, the projections made in the SEC filings in connection with the business combination were based in unreliable financial statements and were materially overstated. Projections made at that time for 2023 indicated that EBITDA would be over 150 mm. The Company is not even close to such projections. Simply put, markets were misinformed for reasons that will have to be further explored.

Our client, directly and through its designee has repeatedly voiced its frustration about the ongoing “investigation” and made suggestions for ways to address the deterioration in the relationship with Deloitte, including through restructuring the board and management. Despite such negative facts, our client has repeatedly notified the management and the board of its willingness to work with the Company to rectify the disclosures, bring the Company back into compliance with the Nasdaq listing rules, institute proper corporate governance and disclosure practices, and assist with new capital raising. However, all of these constructive overtures were either rejected or ignored, and as a result, our client’s affiliate, Mr. Alejandro Weinstein, had no choice but to resign from the Strategic Committee of the Board in early July. Also, we have previously explained to your legal department that the Board and management have a duty to hold the majority shareholder liable for all costs and expenses arising, directly and indirectly, out of the Company’s non-compliance with its reporting obligations. So far, no action seems to have been taken in this direction. It seems apparent that the Company’s CEO and the members of the board of directors (except Mr. Alberto Eguiguren) are entirely beholden to the majority shareholders and are expending Company resources to protect them from liability.

Based on the limited information available, Hoche can only assume that the investigation has not been handled appropriately based on Deloitte’s latest steps. Irrespectively, it is clear that by: (i) not disclosing its 2023 audited financial statements; (ii) not filing its annual report on Form 20-F for the year ended December 31, 2023; (iii) withdrawal of Deloitte’s audit reports for the prior years’ financial statements; and (iv) the apparent protective actions of the CEO and the Board (other than Mr. Eguiguren) for the sole benefit of the majority shareholder, combined with the serious lack of any corrective measures, the board members and the responsible officers could potentially be made personally liable for all of the damages described herein based upon, amongst other causes of action, material misstatements, omissions to state material facts necessary and breaches of fiduciary duties.

Hoche demands that the Board and CEO must take all appropriate actions immediately to ensure that they (other than Mr. Eguiguren) no longer be perceived as being controlled by, or being beholden to, its majority shareholder. Hoche’s perspective is that the majority shareholder’s control over the Board has created an inherent conflict of interest which can only be resolved by creating a truly independent board in accordance with the independence criteria set out in the Nasdaq listing rules and public company corporate governance practices.

We are requesting a prompt response that addresses all concerns in this matter by no later than July 26, 2024, together with a response to our previously expressed demands. In particular, to ensure a smooth transition back to good financial and corporate governance standards, we expect the prompt resignation of all board members (other than Mr. Eguiguren), the members of the audit committee and all persons involved with, or otherwise responsible for the Related Party Transaction. The Company needs to appoint a new board of directors, whose members are truly “independent,” and unaffiliated with the majority shareholder, as determined in accordance with the independence criteria set out in the Nasdaq corporate governance rules.

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Peter Flagel Director Gibbons P.C. One Pennsylvania Plaza 45th Floor, Suite 4515 New York, NY 10119 Direct: 212-613-2091 Fax: 212-554-9685 pflagel@gibbonslaw.com

This matter will be submitted to the Securities and Exchange Commission on July 29, 2024. Additionally, we will be submitting a copy of this letter with an amendment to our Schedule 13D filing. We are evaluating and reserving additional legal remedies available to our client at this time.

Sincerely,

/s/ Peter Flagel
Peter Flagel
Director

PF:sd

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